September 8, 2009

Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	U.S. Energy Corp.
Staff Comment Letter No. 2 - In response to Submission of August 13, 2009

Dear Ms. Lam:

With respect to the comment letter dated today, we wish to confirm your discussion this afternoon with Steve Rounds, our outside securities counsel.  Scott Lorimer, CFO of U.S. Energy Corp., is out of the country for about two and one half weeks.  Upon his return, we will begin working on the second comment letter received from you today.

We expect to provide written responses to the second comment letter by end of September, or at the latest the first week of October.  We will contact you when the responses are submitted on Edgar.

Yours Sincerely,

/s/ Steven R. Youngbauer

Steven R. Youngbauer
General Counsel to U.S. Energy Corp.

SRY/hdw